UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28820 / July 20, 2009

_____
                                                                         :
In the Matter of   :
                                                                         :
EMBARCADERO FUNDS, INC.   :
VAN WAGONER CAPITAL MANAGEMENT, INC.   :
                                                                         :
3 Embarcadero Center   :
Suite 1100   :
San Francisco, CA 94111   :
                                                                         :
(812-13633)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Embarcadero Funds, Inc. and Van Wagoner Capital Management, Inc. filed an
application on February 18, 2009 and an amendment to the application on June 15, 2009,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act.
The order would permit applicants to enter into and materially amend subadvisory
agreements without shareholder approval and would also grant relief from certain
disclosure requirements.

On June 22, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28769). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Embarcadero Funds, Inc. and Van Wagoner Capital Management, Inc. (File No. 812-13633) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary